Exhibit 99(a)(4)

news release

NYSE: TC

TSX: TCM

June 11, 2014

THOMPSON CREEK ANNOUNCES EXTENSION AND AMENDMENT OF PRICING TERMS FOR ITS PREVIOUSLY ANNOUNCED OFFER TO EXCHANGE COMMON STOCK FOR ITS 6.50% TANGIBLE EQUITY UNITS AND INTENTION TO DELIST SUCH 6.50% TANGIBLE EQUITY UNITS FROM THE NEW YORK STOCK EXCHANGE

Denver, CO — Thompson Creek Metals Company Inc. (“Thompson Creek” or the “Company”) is issuing this news release to announce that the Company is amending certain pricing terms of its previously announced offer to exchange its outstanding 6.50% Tangible Equity Units (CUSIP No. 884768 300; ISIN CA8847683007) (the “TMEDS”) for shares of its common stock (the “Common Stock” and such offer to exchange, the “Exchange Offer”), to announce that the Company is extending the expiration date of the Exchange Offer and to announce its intention to delist the TMEDS from the New York Stock Exchange (“NYSE”) following settlement of the Exchange Offer.

The Company is amending the pricing terms of the Exchange Offer to reflect a new Exchange Ratio (as defined below) and averaging period.  Under the new pricing terms, subject to the terms and conditions of the Exchange Offer, each holder of TMEDS may tender all or a portion of such holder’s TMEDS in exchange for (i) 5.3879 shares of Common Stock plus (ii) a number of shares of Common Stock equal to $1.25 divided by the Weighted Average Price (as defined in the Offer to Exchange), subject to a maximum of 5.8879 shares of Common Stock and a minimum of 5.7004 shares of Common Stock per unit of TMEDS validly tendered and accepted for exchange (the “Exchange Ratio”).  The Exchange Ratio will be rounded to the nearest fourth decimal place.  Fractional shares will not be issued in the Exchange Offer and holders will receive the cash value of any fractional shares due to them, which cash value shall be calculated by multiplying the fractional shares to be received by the Weighted Average Price of our Common Stock.

The Company is also amending the terms of the Exchange Offer to clarify that the new averaging period over which the Weighted Average Price will be determined will begin on June 16, 2014 and end on June 20, 2014 (the “Pricing Date”).  The Company will calculate the Exchange Ratio on the Pricing Date and will announce it in a news release issued prior to 9:00 a.m., New York City time, on the next business day, June 23, 2014.

The Company is further amending the Exchange Offer to extend the expiration date to 11:59 p.m., New York City time, on June 24, 2014, unless further extended or earlier terminated by the Company.  The Exchange Offer was previously scheduled to expire at 11:59 p.m., New York City time, on June 18, 2014.

The Company expects to file an application on Form 25 to notify the Securities and Exchange Commission (the “SEC”) of its withdrawal of the TMEDS from listing on the NYSE following settlement of the Exchange Offer.  The Company expects the delisting of its TMEDS to become effective ten days thereafter.  The Company does not intend to re-list the TMEDS on another securities exchange, but expects that the TMEDS will be quoted on one or more over-the-counter markets.

The Company will continue to maintain the listing of its Common Stock on the NYSE and TSX.

All other terms of the Exchange Offer, as set forth in the Offer to Exchange, the accompanying Letter of Transmittal, and pursuant to a Schedule TO filed with the SEC on May 21, 2014, as amended, remain unchanged.  Persons with questions regarding the Exchange Offer should review the Offer to Exchange and/or contact Global Bondholder Services Corporation, the information agent for the Exchange Offer, at (866) 470-4200.

This news release is neither an offer to exchange, purchase nor a solicitation of an offer to sell any TMEDS.  The Exchange Offer is made only by, and pursuant to the terms set forth in the Offer to Exchange, and the information in this news release is qualified by reference to the Offer to Exchange and the accompanying Letter of Transmittal.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is a diversified North American mining company. The Company’s principal operating properties are its 100%-owned Mt. Milligan mine, an open-pit copper and gold mine and concentrator in British Columbia, its 100%-owned Thompson Creek Mine, an open-pit molybdenum mine and concentrator in Idaho, its 75% joint venture interest in the Endako Mine, an open-pit molybdenum mine, concentrator and roaster in British Columbia, and the Langeloth Metallurgical Facility in Pennsylvania. The Company’s development projects include the Berg property, a copper, molybdenum, and silver exploration property located in British Columbia and the Maze Lake property, a gold exploration project located in the Kivalliq District of Nunavut, Canada. The Company’s principal executive office is located in Denver, Colorado. More information is available at www.thompsoncreekmetals.com.

Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements”. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “future,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Our forward-looking statements include statements with respect to the timing and completion of the Exchange Offer.

Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from future results expressed, projected or implied by those forward-looking statements. Important factors that could cause actual results and events to differ from those described in such forward-looking statements include the Company’s ability to complete the Exchange Offer in accordance with its expected timetable and the other risks described in the section entitled “Risk Factors” in our Offer to Exchange, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed on EDGAR at www.sec.gov and on SEDAR at www.sedar.com. Although we have attempted to identify those material factors that could cause actual results or events to differ from those described in such forward-looking statements, there may be other factors, currently unknown to us or deemed immaterial at the present time that could cause results or events to differ from those anticipated, estimated or intended. Many of these factors are beyond our ability to control or predict. Given these uncertainties, the reader is cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Pamela Solly Director, Investor Relations and Corporate Responsibility Thompson Creek Metals Company Inc. Tel: (303) 762-3526 psolly@tcrk.com